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	OMB Number:	3235-0721
UNITED STATES	Expires:	October 31, 2025
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	Estimated average burden hours per response........ 188.04

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended September 30, 2024

Bequest Bonds I, Inc.

Delaware	99-1995030
State of incorporation or organization	(I.R.S. Employer ID No.)

1255 N Gulfstream Ave., Suite 101, Sarasota, Florida 34236

941-957-9979

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Bequest Bonds I, Inc. (the Company) is offering a maximum of $75,000,000 in its Series A Bonds (the “Bonds”) pursuant to this offering circular. The purchase price is $1,000 per Series A Bond with a minimum purchase amount of $1,000.00 (the “Minimum Purchase Amount”); however, the Company, in the Manager’s sole discretion, reserves the right to accept lesser purchase amounts.

The Company has not issued any Bonds as of September 30, 2024, therefore there is no cash on the Balance Sheet. Liquidity has been provided by affiliates of the Company by advancing funds to pay setup costs and SEC filing fees.

The financial statements have been prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future. The Company was recently incorporated and has yet to be capitalized or begin operations. Those factors and conditions create a substantial doubt about the Company’s ability to continue as a going concern for the year following the date the financial statements are available to be issued. Management of the Company has evaluated these conditions and has proposed a plan to raise funds via a Regulation A offering. The ability of the Company to continue as a going concern and meet its obligations as they become due is dependent on management’s ability to successfully implement the plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company has not commenced operations, and has no operating history, therefore there is no trend information.

Item 2. Other Information

No applicable information.

Item 3. Financial Statements.

Attached hereto as Exhibit 1 is a copy of the Unaudited Financial Statements and Report of Bequest Bonds I, Inc., to include a Balance Sheet, as of September 30, 2024.

Item 4. Exhibits

Exhibit 1	Bequest Bonds I, Inc. Unaudited Financial Statements and Report, dated 9/30/24

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bequest Bonds I, Inc.

By:	//Martin Saenz//
Martin Saenz, Authorized Representative of Member of Manager
Date 2/6/25

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